Exhibit 4.34

To:	Xenova Group plc

and	Nomura International plc (“Nomura”)

From:	Dr K S Tan

November 2003

Dear Sirs

Proposed UK placing, US private, placement and open offer of shares in Xenova Group plc (the “Company”)

I refer to the proposed UK placing, US private placement and open offer (the “Open Offer’) of new ordinary shares and, warrants in the Company (“Units”).

I hereby irrevocably undertake, warrant and represent as follows:

1.	I am the registered holder (and, to the extent that I am not the registered holder, as specified in the schedule hereto, I am able to, and will, procure compliance by any such registered holder with the terms of this undertaking as if they had given such an undertaking, and unless otherwise specified in the schedule hereto, I am also the beneficial owner) of 24,950,855 ordinary shares in the Company (the “Shares”).

2.	I hereby undertake not to take up, any part of the entitlement in respect of the Shares in the Open Offer and to procure that no right to take up any part of any entitlement in respect of the Shares is taken up.

3.	I confirm that I understand that particulars of this irrevocable undertaking may be contained in the Prospectus.

4.	For the avoidance of doubt, I understand and accept that neither Nomura nor any other company in its group of companies (Nomura and all other such companies together being referred to as “Group Companies”) are making any recommendations to me or advising me regarding the suitability or merits of any transaction I may enter into in connection with the UK placing the US private placement and the open offer or otherwise. For the purpose of the rules made by the Financial Services Authority (the “Rules”), I agree and confirm that I am not and do not regard myself as being a client of Nomura nor that of any other Group Company, nor do I expect Nomura or any other Group Company to have any duties or responsibilities similar or comparable to the Rules regarding best execution, suitability or otherwise. Nomura is acting solely for the Company in connection with the UK placing and the Open Offer and will not be responsible to any other person for providing the protections afforded to its clients, nor for providing advice in relation to the placing and the Open Offer.

5.	I acknowledge that, if I fail to comply with my obligations under this undertaking, damages alone would not be an adequate remedy and that an order for specific performance would be an essential element of any adequate remedy for breach.

6.	This letter shall be governed by and construed in accordance with English law.

7.	I agree to submit to the exclusive jurisdiction of the English courts in relation to any proceedings concerning this letter.

IN WITNESS whereof I have executed and delivered this letter as a deed on the date first before written.

EXECUTED AS A DEED by

/s/ DR K S TAN	24th Nov 2003

DR K S TAN

in the presence of: MRS CHERYL CARTER

Name: C.A. Carter

Address: BRANTWOOD, 23 FAIRWAY, MERROW, GUILDFORD, GUI ZXL

Occupation: PA

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